EXHIBIT 4.1

FIRST SUPPLEMENTAL INDENTURE

This First Supplemental Indenture, dated as of March 19, 2008 (this “Supplemental Indenture”), is by and between Citadel Broadcasting Corporation, a Delaware corporation (the “Company”), and Wilmington Trust Company, as successor trustee (the “Trustee”) pursuant to Section 8.08 of the Indenture (hereinafter defined). Capitalized terms used but not otherwise defined in this Supplemental Indenture shall have the meanings ascribed to such terms in the Indenture.

WHEREAS, the Company and The Bank of New York, a banking corporation, as trustee, entered into that certain Indenture, dated as of February 18, 2004 (the “Indenture”), providing for the issuance of 1.875% Convertible Subordinated Notes due 2011 (the “Notes”);

WHEREAS, the Company has issued an outstanding $330 million aggregate principal amount of the Notes;

WHEREAS, on February 6, 2006, the Company agreed to acquire the ABC Radio network and the ABC Radio stations from The Walt Disney Company (“TWDC”) (as more specifically defined below, the “ABC Radio Transaction”);

WHEREAS, the Company and The Walt Disney Company and certain of their respective subsidiaries entered into a number of agreements to memorialize and effectuate the ABC Radio Transaction, including but not limited to, the Merger Agreement, the Support Agreement and the Tax Sharing and Indemnification Agreement;

WHEREAS, on December 8, 2006, the Holders of a majority of the outstanding Notes appointed the Trustee as the successor trustee;

WHEREAS, Section 10.02 of the Indenture provides that the Indenture may be amended under the circumstances therein described with the consent of Holders of a majority in principal amount of the Notes then outstanding;

WHEREAS, the Company and the Holders of a majority in principal of the Notes outstanding desire, and such Holders have directed, the Trustee to join in entering into this Supplemental Indenture for the purpose of amending the Indenture in certain respects as permitted by Section 10.02 of the Indenture;

WHEREAS, pursuant to Section 10.06 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture;

WHEREAS, the execution and delivery of this Supplemental Indenture has been authorized by the Board of Directors of the Company;

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree, for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE 1

AMENDMENTS TO THE INDENTURE

Section 1.01 Definitions. The following definitions shall be added in alphabetical order to Section 1.01 of the Indenture:

“ABC Radio Holdings” means the corporation known on the date hereof as Alphabet Acquisition Corp., which was formerly known as ABC Radio Holdings, Inc. and ABC Chicago FM Radio, Inc.

“ABC Radio Transaction” means each and every transaction entered into or effected by the Company or any other Person relating in any way to the acquisition by the Company or any Subsidiary of the ABC radio network business or the ABC radio station business formerly owned directly or indirectly by TWDC (and subsequently by ABC Radio Holdings), including, without limitation, the separation of ABC Radio Holdings from TWDC and the merger of Alphabet Acquisition Corp., a direct, wholly-owned subsidiary of the Company, with and into ABC Radio Holdings.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of February 6, 2006, by and among the Company, TWDC, Alphabet Acquisition Corp. and ABC Radio Holdings, as amended.

“Settlement Agreement” means the settlement agreement dated March 19, 2008 by and among the Company, the Trustee, and the persons listed in Exhibit A thereto, including all exhibits and schedules thereto.

“Support Agreement” means the Support Agreement, dated February 6, 2006, by and among the Company, TWDC, ABC Radio Holdings and certain stockholders of the Company listed therein.

“Tax Sharing and Indemnification Agreement” means the Tax Sharing and Indemnification Agreement, dated June 12, 2007, by and among the Company, TWDC and ABC Radio Holdings.

“Transaction Documents” means all agreements, documents and other instruments entered into by the Company, TWDC or any of their respective subsidiaries, stockholders or affiliates memorializing, effectuating or relating in any way to the ABC Radio Transaction, including, without limitation, the Merger Agreement, the Support Agreement and the Tax Sharing and Indemnification Agreement.

“TWDC” means The Walt Disney Company.

Section 1.02 Modifications of Section 4.01. The following text shall follow the last sentence of Section 4.01:

“Notwithstanding the foregoing or any other provision of this Indenture, except as specifically contemplated by the Settlement Agreement, no Holder shall have the right to require the Company to repurchase all or any portion of such Holder’s Securities as a result of the ABC Radio Transaction or any of the Company’s actions relating thereto or relating to the Transaction Documents, including, without limitation, under the Merger Agreement, the Support Agreement or the Tax Sharing and Indemnification Agreement.”

Section 1.03 Modification of Section 4.04.

(a) The following text shall be inserted immediately after the last paragraph of Section 4.04(b):

“PROVIDED FURTHER, HOWEVER, that any action made or taken by the Company that is related in any way to the ABC Radio Transaction or to the Transaction Documents, including, without limitation, the Merger Agreement, the Support Agreement or the Tax Sharing and Indemnification Agreement, shall not be deemed a Fundamental Change;”

Section 1.04 Modification of Section 8.01.

(a) The following text shall be inserted immediately after the last paragraph of Section 8.01(e):

“(f) The Trustee agrees to be bound by the terms of the Settlement Agreement. The Trustee further agrees that it shall refrain from taking any action that would amend, modify, supplement, unwind, vacate, invalidate or supersede the Settlement Agreement without the prior written consent of the Company.”

Section 1.05 Modification of Section 8.08.

(a) After the last sentence of the sixth paragraph of Section 8.08, which reads “A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon the retiring Trustee shall transfer all property held by it as Trustee to the successor Trustee (subject to the lien provided for in Section 8.07), the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture,” the following text shall be inserted:

“For the avoidance of doubt, a successor Trustee, prior to its acceptance and as a condition of appointment, shall agree in writing to be bound by the terms of the Settlement Agreement and shall agree to refrain from taking any action that would amend, modify, supplement, unwind, vacate, invalidate or supersede the Settlement Agreement without the prior written consent of the Company.”

ARTICLE 2

MISCELLANEOUS PROVISIONS OF THIS FIRST SUPPLEMENTAL INDENTURE

Section 2.01 Indenture. Except as amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound by the Indenture as amended hereby.

Section 2.02 Instruments to be Read Together. This Supplemental Indenture is an indenture supplement to and in implementation of the Indenture, and said Indenture and this Supplemental Indenture shall henceforth be read together.

Section 2.03 Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original, but all of which shall together constitute one and the same instrument.

Section 2.04 Effectiveness. This Supplemental Indenture shall become effective immediately upon its execution in accordance with the provisions of Article X of the Indenture.

Section 2.05 Successors. All agreements of the Company and the Trustee in this Supplemental Indenture and the Notes shall bind their respective successors.

Section 2.06 GOVERNING LAW. THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN THIS SUPPLEMENTAL INDENTURE AND THE SECURITIES WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

Section 2.07 Disclaimer of Trustee’s Responsibility. In executing this Supplemental Indenture, the Trustee shall be entitled to all the rights, benefits, indemnities, privileges and immunities afforded to the Trustee under the terms and conditions of the Indenture.

Section 2.08 Certificate and Opinion. In accordance with Section 10.06 of the Indenture, the Company has furnished to the Trustee (A) an Officers’ Certificate in the form attached hereto as Exhibit A and (B) an Opinion of Counsel in the form attached hereto as Exhibit B, stating that the execution of this Supplemental Indenture is authorized or permitted by the Indenture. The Trustee shall be fully protected in relying upon such Opinion of Counsel and Officers’ Certificate.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the day and year first written above.

CITADEL BROADCASTING CORPORATION

By:	/s/ Farid Suleman
Name:	Farid Suleman
Title:	Chief Executive Officer

WILMINGTON TRUST COMPANY, as Trustee

By:	/s/ Suzanne MacDonald
Name:	Suzanne MacDonald
Title:	Vice President